March 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Staff Attorney | Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628
Attn: John R Lucas

Re:	Jintai Mining Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-168803
Filed February 11, 2011

Dear Mr. Lucas:

We are counsel to Jintai Mining Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 11, 2011, relating to the above- captioned Registration Statement. The Company has amended the Registration Statement in response to the SEC's comments.  In addition, we have made non-material corrections to the Registration Statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 3 to the Registration Statement on Form S-1 (“Registration Statement”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

General

Comment:	1. Please update your filing to include financial statements as of and for the period ending December 31, 2010.

Response:	The Company has modified the Registration Statement to include financial statements for the period ended December 31, 2010. Please see Pages Q-1 to Q-23 of the Registration Statement.

Comment:
2.         We note your response to comment 3 from our letter dated February 1, 2011, as well as your revised disclosure at pages 2 and 74. Please revise your discussion of income tax incentives in both sections to disclose that the rate increased to 25% effective January 1, 2011, as disclosed at page 39, or advise.

Response:	The Company has revised the Registration Statement to disclose the increased income tax rate. Please see Page 2 and 74 of the Registration Statement.

"All but one member of our current management team have no experience in managing and operating a public company...," page 14

Comment:
3.         We note your response to prior comment six, which indicates that your books and records are maintained in accordance with U.S. GAAP. As previously requested, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. In addition, please tell us how you considered enhancing your risk factor disclosure to specifically highlight your current lack of U.S. GAAP expertise.

Response:
The Company’s management recognizes several material weaknesses in its internal controls over financial reporting.  In response, the Company is continuing to develop and implement comprehensive control procedures to ensure its compliance with U.S. GAAP.  For example, the Company has acquired financial recordkeeping software that allowed it to automate its bookkeeping system.  The Company’s bookkeeping software is engineered by UFIDA Software CO. Ltd. (www.ufida.com) and is similar to Accpac or Sage.  UFIDA claims their software is used by over 3,000,000 users every day, and it has been implemented in many multinational companies such as China Netcom Group (CIK#: 0001305755), China Unicom (CIK#: 0001113866) and project finance groups such as the Three Gorges Project Corporation.  UFIDA’s software helps the Company automatically record bill payments, journal entries, and generate financial reports which has made its financial records more transparent and easier to audit.  The Company has exhaustive financial cross-checking procedures in place to verify among purchases, order-receiving, and report-invoices in order to ensure the validity and accuracy of its reporting.  Its orders are verified by its procurement personnel and accountants, then by its financial controller and then again by its CFO who is monitored by the Audit Committee.  Once the Audit Committee has reviewed the Company’s financials they are sent to its independent auditors who recheck the information to ensure that the Company’s financials are compliant with U.S. GAAP and the Accounting Standards Codification.  Orders, receipts, payments and invoices are all cross referenced.  The Company’s marketing staff also contact customers directly ensuring its receivables are collectable  and properly recorded using an accrual basis.  The Company is providing training and continuing education to its existing accounting staff members, including areas of new and emerging accounting standards and education on GAAP.  The Audit Committee will also continue to monitor its control procedures and accounting personnel in order to address additional weaknesses in the Company’s internal controls over financial reporting as they continue to arise.

In addition to the foregoing, the Company is also actively seeking a new CFO with stronger U.S. GAAP experience.  Unfortunately, the Company has not been able to locate a suitable individual at this time since executive placements are time-consuming.  In addition, most of the individuals who are qualified for this position reside in the U.S. and it has been difficult to find someone who is willing to relocate to China in order to oversee the Company’s operations.  The Company will continue to seek a more qualified CFO as it completes its registration process.

The Company has revised the Registration Statement to enhance the risk factor disclosure to specially highlight its current lack of U.S. GAAP expertise.  Please see Page 14 of the Registration Statement.

Our Products, page 68

Comment:
4.         We note your new disclosure that upon completion of the separating process, you obtain tailings in addition to your other products. This disclosure seems to imply that the separating process always produces some amount of tailings when completed. Please explain to us why your response to prior comment 29 in your response letter dated January 7, 2011 indicated that you had produced zero tons of tailings for the six month period ended September 30, 2010.

Response:
According to the Company’s policy, it conducts a physical count semi-annually, one month after the second and fourth quarter to measure tailings quantities in the tailing containment facilities.  The output of tailings has been updated in the below table.

Period		Quantities (Tons)	Total cost ($)
	Beginning balance	52,348	2,539,752
For the year ended	Additional production	355,673	20,501,558
March 31, 2010	Quantities sold	315,918	18,049,139
	Remaining quantities	92,103	4,992,170
	Beginning balance*	92,103	5,085,442
For the six months	Additional production	49,850	137,874
ended September 30,	Quantities sold	4,342	239,749
2010	Remaining quantities	87,761	4,983,567
* Due to the exchange rate computation error, the beginning balance of April 1, 2010 was restated to $5,085,442 in this table. (The exchange rate should be 6.7011)

Note 17 Segment Information, page F-17

Comment:
5.         We note your response to prior comment 17, which indicates that you process zinc concentrates for third parties. Please tell us how you record the revenues associated with providing these services to third parties. In addition, please tell us:

•	whether you are under any obligation, written or implied, to process zinc concentrate from third party sources;

•	the amount of zinc concentrate you process from third party sources and indicate the related annual revenue and income for all periods presented;

•	if you take title to the zinc concentrate received from third parties and sell it back to the same or different third party subsequent to processing; and

•	how you considered ASC 605-45 in assessing whether to record revenue on a gross or net basis.

Please include your policy for accounting for such transactions in your notes to financial statements and discuss the impacts to your statements of operations with respect to these transactions, if significant.

Response:
The Company has the capability to process zinc concentrate for third parities but does not have any written or implied obligation to process. The Company purchases zinc concentrates from third parties, which were small-scale mining companies in the region that lack further processing capabilities, as its raw materials for refined zinc products, which are sold by the Company to its customers. It does not act as an agent or processor for these companies.

•	The Company is not under any obligation, written or implied, to process zinc concentrate from third party sources.

•
The Company purchased 10,109 tons and 2,974 tons of zinc concentrate in the fiscal year 2008 and 2009 from third parties respectively. It’s impractical for the Company to separate revenue between the external purchase and internal production of zinc concentrate since the Company does not act as an agent or processor for these companies.

•	The Company does not take title to the zinc concentrate received from third parties and does not sell it back to the same or different third party subsequent to processing.

•
The Company does not act as an agent during these transactions and records its revenue on a gross basis for the reasons that it is the primary obligor in these arrangements, bearing general inventory risk and having discretion in supplier selection.

Comment:	6. Please disclose your revenues for each product and service as required by ASC 280-10-50¬40.

Response:
The Company has revised the Registration Statement to disclose the revenues for each product as required by ASC 280-10-50-40 in the footnotes of the interim financial report and the annual audit report.  Please see page F-17 of the Registration Statement.

Consolidated Statements of Operations for the Six Months Ended September 30, 2010, page Q-2

Comment:
7.         We note your response to prior comment 12, which indicates that the warrants are anti- dilutive and excluded from the earnings per share calculation. As previously requested, refer to ASC 260-10-50-1 and disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period presented.

Response:	The Company has revised has amended the interim report footnotes’ Note 2 point 15 to address this comment. Please see page Q-9 of the Registration Statement.

Comment:
8.           We further note that the number of shares outstanding for diluted purposes was previously disclosed as 32,400,000 shares and has been revised to reflect 32,333,333 shares. It remains unclear to us why the 32,333,333 shares outstanding for diluted purposes exceed the shares outstanding for basic purposes by 333,333 shares. In this regard, we note your outstanding warrants are convertible at 110% of your IPO price and your convertible debt appears to have a conversion price equal to your IPO price. Please clarify which securities are dilutive for purposes of calculating diluted earnings per share, or revise as necessary. As part of your response, please provide us with your detailed calculation of diluted shares outstanding.

Response:	Shares from the conversion of convertible notes are dilutive. Please refer to Appendix I “EPS calculation” for a detailed calculation of diluted shares outstanding.

Note 14 Convertible Notes, page Q-18

Comment:
9.           We note your response to prior comment 14. It remains unclear to us the basis for your conclusions that the warrants had no fair value because they were out of the money at issuance and that regular valuation methods do not apply. Refer to ASC 820, which provides valuation techniques when no observable inputs exist for an asset or liability.

Response:
As described in ASC 820-10-35-28, “valuation techniques consistent with the market approach, income approach, and /or cost approach shall be used to measure fair value”. However, in the Company’s particular case, these warrants were issued at no cost and no foreseeable income can be related, therefore, cost and income approaches are not considered appropriate here.

Though mentioned in ASC 820-35-36, “valuation techniques used to measure fair value shall maximize the use of relevant observable inputs (level 1 and level 2) and minimize the use of unobservable inputs (level 3)”. However, since there are no observable inputs for the Company, level 3 inputs have to be used.

As described in ASC 820-10-35-53 “Unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.  However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs shall reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).”  In the Company’s case, the IPO price is considered as the exit price, which is used as the benchmark to value the fair value of the warrants issued.  As the warrants has to be converted at 110% of IPO price, there is no intrinsic value for these warrants at the time of issuance, therefore, no expense should be recorded for these warrants at the time of issuance either.

Comment:
10.           With respect to your outstanding warrants, please refer to ASC 815-10-15-74 and ASC 815¬40 and clarify how you analyzed whether the warrants should be accounted for as a derivative instrument. In doing so, please clarify how the "adjustments of exercise price" in paragraph 11 of your warrant agreement impacts whether the warrants are indexed to your stock.

Response:
As described in ASC 815-10-15-74 (a), the warrants the Company issued are both (1) indexed to its stock and (2) classified in stockholders’ equity (paid in capital).  Therefore, the Company did not account its warrants as derivative instrument.  Paragraph 11 of the warrant agreement is to avoid possible dilution event and maintain the original share amount ratio.

Note 16 Income Taxes, page Q-19

Comment:
11.           We note your response to comment 13 as well as your revised disclosure. Please clarify why the amounts of tax provisions disclosed in your note are inconsistent with the amounts recorded on the face of your income statements for all periods presented. Also, we note that your balance sheet reflects $892,324 taxes payable as of March 31, 2010, your statement of operations reflects a $2,410,050 income tax provision for the six months ended September 30, 2010, and your statements of cash flows reflects nil taxes paid for the six months ended September 30, 2010. Please clarify why the net of these amounts do not agree with the $5,195,311 taxes payable reflected on your balance sheet as of September 30, 2010. In doing so, provide a rollforward of your tax payable account from March 31, 2009 to September 30, 2010.

Response:
The Company has revised its second-quarter financial report footnotes as the following: “Note 16 Income Taxes: The Company generated its net income from its PRC operation and has recorded income tax provision for the six months ended September 30, 2010 and 2009 are $2,410,050 and $866,586, respectively.”  The Company has revised its statements of cash flows to reflect a cash amount of $100,175 tax paid for the six months ended September 30, 2010.

Rollforward of tax payable account from April 1, 2009 to September 30, 2010

		Amount ($)
Period		VAT	Income Taxes	Total
	Beginning Balance	$497,642	$148,927	$646,569
April 1, 2009 to	Tax Payable	$6,582,595	$2,284,723	$8,867,318
March 31, 2010	Tax Paid	$6,451,053	$2,170,510	$8,621,563
	Ending Balance*	$629,184	$263,140	$892,324
	Beginning Balance	$640,939	$268,057	$908,996
April 1, 2010 to	Tax Payable	$3,355,960	$2,435,297	$5,791,257
September 30, 2010	Tax Paid	$1,404,767	$100,175	$1,504,942
	Ending Balance	$2,592,132	$2,603,179	$5,195,311
* Due to the exchange rate issue, the ending balance as of March 31, 2010 was with a small difference with the beginning balance of April 1, 2010.

**************
We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any further questions. Thank you.

Very truly yours,

/s/ Arthur Marcus
Arthur S. Marcus, Esq.

Appendix I

WEIGHTED AVERAGE SHARES CALCULATION - BASIC

9/30/2010 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (7/1/2010)	32,000,000		90	2,880,000,000

TOTAL	32,000,000			2,880,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	32,000,000

9/30/2010 - 6 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2010)	32,000,000		180	5,760,000,000
stock issued

TOTAL	32,000,000			5,760,000,000
DIV / 180 DAYS	W.A. SHARES>>>>		180	32,000,000

9/30/2009 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (7/1/2009)	32,000,000		90	2,880,000,000

TOTAL	32,000,000			2,880,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	32,000,000

9/30/2009 - 6 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2009)	32,000,000		180	5,760,000,000

TOTAL	32,000,000			5,760,000,000
DIV / 180 DAYS	W.A. SHARES>>>>		180	32,000,000

WEIGHTED AVERAGE SHARES CALCULATION - DILUTED

9/30/2010 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (7/1/2010)	32,000,000		90	2,880,000,000
Convertible debt (8/31/2010)	2,000,000		30	60,000,000
Warrant (8/31/2010) (out of money-dilutive)			30	-

TOTAL	34,000,000			2,940,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	32,666,667

9/30/2010 - 6 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2010)	32,000,000		180	5,760,000,000
stock issued	2,000,000		30	60,000,000
Warrant (8/31/2010) (out of money-dilutive)			30	-

TOTAL	34,000,000			5,820,000,000
DIV / 180 DAYS	W.A. SHARES>>>>		180	32,333,333

9/30/2009 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (7/1/2009)	32,000,000		90	2,880,000,000

TOTAL	32,000,000			2,880,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	32,000,000

9/30/2009 - 6 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2009)	32,000,000		180	5,760,000,000

TOTAL	32,000,000			5,760,000,000
DIV / 180 DAYS	W.A. SHARES>>>>		180	32,000,000

Note:
1. as of 9/30/2010, outstanding common share is 32,000,000
2.  $10,000,000 CD convertible to 2,000,000 common shares (3% interest in September is not included in calculation for simplicity and immateriality)
3. CD related warrants can purchase up to 400,000 shares

WEIGHTED AVERAGE SHARES CALCULATION - BASIC

12/31/2010 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (10/1/2010)	32,000,000		90	2,880,000,000

TOTAL	32,000,000			2,880,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	32,000,000

12/31/2010 - 9 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2010)	32,000,000		270	8,640,000,000
stock issued

TOTAL	32,000,000			8,640,000,000
DIV / 270 DAYS	W.A. SHARES>>>>		270	32,000,000

12/31/2009 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (10/1/2009)	32,000,000		30	2,880,000,000

TOTAL	32,000,000			2,880,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	32,000,000

12/31/2009 - 9 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2009)	32,000,000		270	8,640,000,000

TOTAL	32,000,000			8,640,000,000
DIV / 270 DAYS	W.A. SHARES>>>>		270	32,000,000

WEIGHTED AVERAGE SHARES CALCULATION - DILUTED

12/31/2010 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (10/1/2010)	32,000,000		90	2,880,000,000
Convertible debt (8/31/2010)	2,000,000		90	180,000,000
Convertible debt (11/26/2010)	2,000,000		35	70,000,000
Warrant (8/31/2010) (out of money-dilutive)			30	-

TOTAL	34,000,000			3,130,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	34,777,778

12/31/2010 - 9 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2010)	32,000,000		270	8,640,000,000
Convertible debt (8/31/2010)	2,000,000		120	240,000,000
Convertible debt (11/26/2010)	2,000,000		35	70,000,000
Warrant (8/31/2010) (out of money-dilutive)			30	-

TOTAL	34,000,000			8,950,000,000
DIV / 270 DAYS	W.A. SHARES>>>>		270	33,148,148

12/30/2009 - 3 mon

	#SHARES	Issued date	#days	TOTAL
BEG (10/1/2009)	32,000,000		90	2,880,000,000

TOTAL	32,000,000			2,880,000,000
DIV / 90 DAYS	W.A. SHARES>>>>		90	32,000,000

12/31/2009 - 9 mon

	#SHARES	Issued date	#days	TOTAL
BEG (4/1/2009)	32,000,000		270	8,640,000,000

TOTAL	32,000,000			8,640,000,000
DIV / 270 DAYS	W.A. SHARES>>>>		270	32,000,000

Note:
1. as of 9/30/2010, outstanding common share is 32,000,000
2.  $20,000,000 CD convertible to 4,000,000 common shares (two issuances, 3% interest needs to be included in Q3)
3. CD related warrants can purchase up to 800,000 shares, is considered out-of-money because of 110% conversion price of IPO, therefore is anti-dilutive